UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____) *

HDS INTERNATIONAL CORP.
(Name of Issuer)

Common
(Title of Class of Securities)

40416A101
(CUSIP Number)

Tassos Recachinas
Hillwinds Ocean Energy, LLC
501 Kings Highway East, Suite 108 Fairfield, CT 06825
Telephone: (203) 895-7879
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. : 40416A101

1.	Names of Reporting Persons.

Hillwinds Ocean Energy, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___

6.	Citizenship or Place of Organization: CT

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	250,000,0001

8.	Shared Voting Power:	0

9.	Sole Dispositive Power:	250,000,000

10.	Shared Dispositive Power:	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	250,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.	Percent of Class Represented by Amount in Row (11):	72.0%2

14.	Type of Reporting Person (See Instructions):	HC, PN

1.           This figure represents 250,000,000 shares of common stock, par value $0.001 per share (“Common Stock”), of HDS International Corp. (the “Issuer”) beneficially owned by Hillwinds Ocean Energy, LLC (“HOEL”), as described in  Item 4 and Item 5, below.  HOEL also beneficially owns 7,500,000 shares of the Issuer’s Class A Preferred Stock, representing 100% of the Issuer’s issued and outstanding shares of Class A Preferred Stock.  Each share of Class A Preferred Stock provides such holder 100 votes for each share of Class A Preferred Stock with respect to each matter submitted to a vote of stockholders of the Issuer.  Including the votes associated with HOEL’s ownership of the Issuer’s Class A Preferred Stock, HOEL’s sole voting power would be 1,000,000,000 votes (1 vote per each share of Common Stock owned, totaling 250,000,000 votes, plus an additional 100 votes per share of Class A Preferred Stock owned, totaling an additional 750,000,000 votes) on those matters requiring shareholder approval, out of a total 1,097,380,000 outstanding votes.

2.           This calculation is based on 347,380,000 common shares, par value $0.001 per share (“Common Shares”), of HDS International Corp. (the “Issuer”) outstanding as of November 18, 2011 as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 21, 2011 (the “10-Q”).

CUSIP No. : 40416A101

1.	Names of Reporting Persons.

Tassos Recachinas

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ___

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person with:

7.	Sole Voting Power:	0

8.	Shared Voting Power:	250,000,0001

9.	Sole Dispositive Power:	0

10.	Shared Dispositive Power:	250,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:	250,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ___

13.	Percent of Class Represented by Amount in Row (11):	72.0%1

14.	Type of Reporting Person (See Instructions):	IN, HC

1.           This figure represents 250,000,000 shares of Common Stock of the Issuer beneficially owned by Tassos Recachinas (“Recachinas”) indirectly, as described in Item 5, below.  Recachinas also beneficially owns 7,500,000 shares of the Issuer’s Class A Preferred Stock indirectly, representing 100% of the Issuer’s issued and outstanding shares of Class A Preferred Stock.  Each share of Class A Preferred Stock provides such holder 100 votes for each share of Class A Preferred Stock with respect to each matter submitted to a vote of stockholders of the Issuer.  Including the votes associated with Recachinas’ beneficial ownership of the Issuer’s Class A Preferred Stock, Recachinas’ shared voting power would be 1,000,000,000 votes (1 vote per each share of Common Stock beneficially owned, totaling 250,000,000 votes, plus an additional 100 votes per share of Class A Preferred Stock beneficially owned, totaling an additional 750,000,000 votes) on those matters requiring shareholder approval, out of a total 1,097,380,000 outstanding votes.

2.           This calculation is based on 347,380,000 shares of Common Stock of the Issuer outstanding as of November 18, 2011 as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 21, 2011 (the “10-Q”).

Item 1.                      Security and Issuer

Security:	Common shares, $0.001 par value per share (“Common Stock”)
(CUSIP No. 40416A101)

Issuer:	HDS International Corp.
10 Dorrance Street, Suite 700
Providence, RI 02903

Item 2. Identity and Background

(a), (f)  This statement is being filed by:
i.	Hillwinds Ocean Energy, LLC, a Connecticut limited liability company (“HOEL”);
ii.	Tassos Recachinas, a citizen of the United States of America (together with HOEL, the “Reporting Persons”).

(b)	The address of the principal business and principal office of each of the Reporting Persons is:
501 Kings Highway East, Suite 108
Attn:  Tassos Recachinas
Fairfield, CT  06825

(c)      HOEL’s principal business is the development, marketing, and sale of certain technologies, including those specifically relating to renewable energy and eco-sustainability.

The principal occupation of Mr. Recachinas is serving as a director and President of the Issuer, as well as director and President of HOEL.  Mr. Recachinas also serves as an officer and director of various other privately-held companies.

(d), (e)  During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.                      Source and Amount of Funds or Other Consideration.

On August 16, 2011, HOEL entered into an Asset Acquisition Agreement (the “Agreement”) with the Issuer, under which the Issuer agreed to acquire from HOEL a certain technology license relating to certain renewable energy and eco-sustainability technologies, as well as certain assets owned by HOEL relating to the License, by issuing to HOEL: (a) 7,500,000 shares of Class A Preferred Stock, $0.001 par value per share; (b) 250,000,000 shares of Common Stock, and (c) a twelve month, 10% promissory note in the principal amount of $325,000.

Further pursuant to the terms of the Agreement, the Issuer’s former president, Mr. Mark Simon (“Mr. Simon”), returned for cancellation 440,820,000 shares of Common Stock, which were cancelled by the Issuer.  Simultaneously therewith, Mr. Simon resigned from his positions as an officer and director of the Issuer, and Mr. Recachinas was appointed as President and to the board of directors of the Issuer, becoming the sole officer and director of the Issuer.

Item 4.                      Purpose of Transaction.

The Agreement resulted in a change of control of the Issuer, with the Reporting Persons now exercising control over the Issuer and all of its activities.

The Reporting Persons intend to review their holdings in the Issuer on a continuing basis.  The Reporting Persons may take any actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.                      Interest in Securities of the Issuer.

 (a), (b)  Based upon the Quarterly Report on Form 10-Q, filed by the Issuer on November 21, 2011, there were 347,380,000 shares of Common Stock outstanding as of November 18, 2011.

Based on the foregoing, the 250,000,000 shares of Common Stock (the “Subject Shares”) beneficially owned by the Reporting Persons represent approximately 72.0% of the shares of Common Stock outstanding.  HOEL, as the direct owner of the Subject Shares, may be deemed to have the sole power to vote or direct the vote of (and the sole power to dispose or direct the disposition of) the Subject Shares.  By virtue of Recachinas’ position as President and Director of HOEL, Recachinas may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares and, therefore, Recachinas is deemed a beneficial owner of the Subject Shares.

Recachinas is the President and sole director of HOEL.  HOEL is owned by Hillwinds Energy Development Corp., a Connecticut corporation (“HEDC”), which Recachinas is President, director and control shareholder in terms of voting on matters brought forth to shareholders.

In the same manner as described above for the Subject Shares, the Reporting Persons beneficially own a derivative security, to wit:  Class A Preferred stock, which is convertible into Common Stock.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares.

Set forth below is information regarding the directors and executive officers of HOEL and HEDC, all of whom are citizens of the United States of America, and all of whose business address is 501 Kings Highway East, Suite 108, Fairfield, CT 06825, and for none of whom are Items 2(d) and (e) applicable.

Executive Officers and Directors of Hillwinds Ocean Energy, LLC (“HOEL”)

Name and Position	Present Principal Occupation	Business Address
Tassos D. Recachinas, President and Director	President and Director of the Issuer. .	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825

Executive Officers and Directors of Hillwinds Energy Development Corp. (“HEDC”)

Name and Position	Present Principal Occupation	Business Address
Tassos D. Recachinas, President, CEO, Director and control person.	President and Director of the Issuer.	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825
Alexander Chirkov, PhD, Director	Consultant to Issuer.	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825
Robert Brownell, Director	Consultant to Issuer.	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825
Aleksander Motovilov, Director	Director of HEDC, a technology development company.	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825
Yarifalia Bletsas, Director	Environmental Compliance Officer, City of Norwalk Conservation Department.	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825
Katerina Recachinas, Director	Associate, Morgan Stanley, a financial services company.	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825
Christopher R. Kelly, Director	Chief Operating Officer of Sands Brothers Asset Management, LLC, an investment firm.	501 Kings Highway East, Suite 108 Attn: Hillwinds Fairfield, CT 06825

    (c), (d), (e)                      N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None.

Item 7. Material to be Filed as Exhibits.

10.1
Asset Acquisition Agreement between HDS International Corp and HOEL dated August 15, 2011 which is incorporated by reference from the Issuer's Form 8-K filed with the SEC on August 17, 2011 as Exhibit 10.1 thereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tassos D. Recachinas

Date: April 4, 2012	By:	TASSOS RECACHINAS
Tassos Recachinas, individually

Hillwinds Ocean Energy, LLC

Date: April 4, 2012	By:	TASSOS RECACHINAS
Tassos Recachinas, President